NOTICE OF REDEMPTION
To the Holders of
PRIDE INTERNATIONAL, INC.
3 1/4% CONVERTIBLE SENIOR NOTES DUE 2033
CUSIP 74153Q AD 4* and 74153Q AC 6*
     NOTICE IS HEREBY GIVEN that, pursuant to the provisions of the Notes (as defined below) and the Indenture dated as of May 1, 1997 between Pride International, Inc. (the “Company”) and The Bank of New York (successor to JPMorgan Chase Bank, N.A.), as Trustee (the “Trustee”), as amended and supplemented by the Sixth Supplemental Indenture thereto dated as of April 28, 2003 and the Seventh Supplemental Indenture thereto dated as of October 23, 2003 (as so amended and supplemented, the “Indenture”), under which the 3 1/4% Convertible Senior Notes Due 2033 of the Company (the “Notes”) were issued, all of the outstanding Notes will be redeemed on May 16, 2008 (the “Redemption Date”) at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest to the Redemption Date equal to $1.34 per $1,000 principal amount redeemed, plus contingent interest, if any. This notice of redemption is being sent to holders of the Notes pursuant to Section 1104 of the Indenture and paragraph 7 of the Notes and pursuant to the redemption provisions in paragraph 5 of the Notes.
     The Notes may be converted at any time before the close of business on May 15, 2008, the business day prior to the Redemption Date. Holders who wish to convert their Notes must satisfy the requirements set forth in paragraph 8 of the Notes. The Notes are convertible into common stock, par value $.01 per share (“Common Stock”), of the Company at a rate of 38.9045 shares of Common Stock per $1,000 principal amount of Notes (the “Conversion Rate”). Pursuant to the Indenture, in lieu of delivery of shares of Common Stock upon conversion of any Notes, for all or any portion of such Notes, the Company may elect to pay Holders surrendering Notes an amount in cash per Note (or a portion of a Note) equal to the Applicable Stock Price (as defined below) multiplied by the Conversion Rate. The “Applicable Stock Price” is equal to the average of the closing sales prices of a share of Common Stock on the New York Stock Exchange (the “NYSE”) over the five trading day period starting on the third trading day following the conversion date. The Company will inform the Holders no later than two business days following the date of conversion of the Company’s election to deliver shares of Common Stock or to pay cash in lieu of delivery of such shares or to do a combination thereof. Shares of Common Stock and cash deliverable upon conversion will be delivered no later than the third business day following the date on which the Applicable Stock Price is determined. The Company will not issue fractional shares of Common Stock but will pay cash in lieu of fractional shares based on the closing sales price of a share of Common Stock on the NYSE on the last trading day prior to the conversion date.
     On the Redemption Date, the redemption price will become due and payable upon each Note to be redeemed. Unless the Company defaults in the payment of the redemption price and accrued and unpaid interest in accordance with the Indenture, interest on the Notes will cease to accrue on and after the Redemption Date and the only remaining right of the holders of the Notes will be to receive payment of the redemption price, including accrued and unpaid interest to the Redemption Date, upon surrender of the Notes to the Trustee (acting as paying agent).
     Notes must be surrendered to the Trustee (acting as paying agent) to collect the redemption price. The Trustee is also acting as conversion agent. At the option of the holder, the Notes may be surrendered for payment or conversion by mail, hand or courier at the offices of the Trustee as indicated below:

By Mail:	By Hand:	By Courier:
The Bank of New York	The Bank of New York	The Bank of New York
Global Corporate Trust	Global Corporate Trust	Global Corporate Trust
PO Box 2320	2001 Bryan Street, 9th Floor	101 Barclay Street, 1st Floor East
Dallas, Texas 75221-2320	Dallas, Texas 75201	New York, New York 10286
     Holders can inquire about redemption of the Notes by calling Bondholder Relations at The Bank of New York at 1-800-438-5473.

Dated: April 8, 2008	The Bank of New York, as TRUSTEE
on behalf of Pride International, Inc.

The paying agent will withhold under the United States backup withholding rules 28% of any payment that is made upon redemption of a Note unless the holder delivers a properly completed IRS Form W-9 or the holder otherwise establishes an exemption from such backup withholding.
*	No representation is made as to the correctness of such number either as printed on the Notes or as contained in this notice of redemption, and reliance may be placed only on the other identification printed on the Notes.